SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant [   ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]	Preliminary Proxy Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material under Rule 14a-12

BANCORP RHODE ISLAND, INC.
(Name of Registrant as Specified in its Charter)

Financial Edge Fund, L.P.
PL Capital, LLC
Goodbody/PL Capital, LLC
Financial Edge-Strategic Fund, L.P.
PL Capital/Focused Fund, L.P.
Goodbody/PL Capital, L.P.
PL Capital Advisors, LLC
Richard J. Lashley
Daniel J. Mullane
          John W. Palmer
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	No fee required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
1.	Title of each class of securities to which transaction applies:
2.	Aggregate number of securities to which transaction applies:
3.	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
4.	Proposed maximum aggregate value of transaction:
5.	Total fee paid:

[ ]	Fee paid previously with preliminary materials.

[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:
2.	Form, Schedule or Registration Statement No.:
3.	Filing Party:
4.	Date Filed:

PRELIMINARY COPY SUBJECT TO CHANGE,
DATED MARCH ~~14,~~26, 2008

BANCORP RHODE ISLAND, INC.
ANNUAL MEETING OF SHAREHOLDERS
MAY 21, 2008

PROXY STATEMENT OF THE PL CAPITAL GROUP IN OPPOSITION TO THE MANAGEMENT OF BANCORP RHODE ISLAND, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

This proxy statement and the accompanying GREEN proxy card are being furnished to holders of the common stock of Bancorp Rhode Island, Inc. (“Bancorp RI” or the “Company”) in connection with the solicitation of proxies by the PL Capital Group. The PL Capital Group seeks to elect three directors to Bancorp RI’s Board of Directors, in opposition to the directors nominated for election by the Board of Directors of Bancorp RI.

The PL Capital Group consists of various investment entities and individuals that beneficially own an aggregate of 387,920 shares, approximately 8.5% of Bancorp RI’s outstanding common stock. The PL Capital Group is Bancorp RI’s largest outside shareholder. The persons and entities which constitute the PL Capital Group are described below in the section entitled “Certain Information Regarding The Participants.” This proxy statement sometimes refers to the PL Capital Group as “we,” “us,” “our” and variants of those words.

The PL Capital Group is soliciting proxies to be used at the Annual Meeting of Shareholders (the “Annual Meeting”) of Bancorp RI. The Annual Meeting will be held at The Hotel Providence, 311 Westminster Street, Providence, Rhode Island 02903, on Wednesday, May 21, 2008 at 10:00 a.m. The principal executive offices of the Company are located at One Turks Head Place, Providence, Rhode Island 02903-2219. This proxy statement is first being mailed to shareholders on or about ~~March 26,~~April [•], 2008.

WE ARE SEEKING THREE BOARD SEATS BECAUSE WE ARE CONCERNED ABOUT BANCORP RI'S PERFORMANCE

While there were some improvements in Bancorp RI’s performance in 2007 versus 2006, we remain concerned that:

•	Bancorp RI’s Return on Equity (ROE) in 2007 (7.87%) was the second lowest annual ~~core~~ ROE in its history (1998-2007);
•	Bancorp RI’s Return on Assets in 2007 (0.62%) was the second lowest in ~~its~~ the past ten years ~~history~~;
•	Bancorp RI’s 2007 Efficiency Ratio (73.4%) barely improved versus 2006 (73.9%) and was the second highest in ~~its~~ the past ten years ~~history~~ (Note: a lower Efficiency Ratio is better);
•	Bancorp RI’s total deposits declined in 2007 (12/31/07 versus 12/31/06); and
•	Bancorp RI’s total assets declined in 2007 (12/31/07 versus 12/31/06).

While there was some improvement in Bancorp RI’s Earnings per Share (EPS) in 2007 versus 2006, Bancorp RI had higher EPS in 2002, 2004 and 2005, and other key metrics remain below every other year except 2006, as noted below~~.~~:

BANCORP RI’S RESULTS (1998-2007):

BANCORP RI
RETURN ON EQUITY (ROE) (for the years ended December 31,):

BANCORP RI
RETURN ON ASSETS (ROA) (for the years ended December 31,):

BANCORP RI
EFFICIENCY RATIO (for the years ended December 31,):

BANCORP RI
EARNINGS PER SHARE (EPS) (for the years ended December 31,):

BANCORP RI
NET INTEREST MARGIN (NIM) (for the years ended December 31,):

~~Source: Bancorp RI filings with the Securities and Exchange Commission~~ Source: SNL Financial LC

AS SHOWN IN THE TABLE BELOW, WE ARE ALSO CONCERNED THAT BANCORP RI’S KEY METRICS CONSISTENTLY TRAIL ITS PEERS ~~IN KEY PERFORMANCE METRICS~~ AND OTHER BANKS:

BANCORP RI’S 2007 RESULTS TRAILED OTHER BANKS:

		Bancorp RI	$1-$5 Bil Assets Peer Group (1)	All U.S. Banks (2)
~~•~~	Return on Equity:	7.9%	8.9%	~~[•]%~~9.3%
~~•~~	Return on Assets:	0.62%	0.84%	~~[•]%~~0.95%
~~•~~	Efficiency Ratio:	73.4%	61.4%	~~[•]%~~59.1%

Sources:	(1) SNL Financial LC--Includes 149 publicly traded banks with total assets between $1.0 billion to $5.0 billion
(2) Federal Deposit Insurance Corporation, Statistics on Depository Institutions (www.fdic.gov) — includes ~~[•]~~all U.S. banks

BANCORP RI versus PEER COMMERCIAL BANKS WITH $1.0 TO $5.0 BILLION IN TOTAL ASSETS (1998-2007):

The graphs below compare Bancorp RI against all 149 publicly traded banks with total assets between $1.0 billion and $5.0 billion in the SNL Financial LC database referenced above (sometimes referred to as the peer group)~~.~~:

BANCORP RI versus PEER COMMERCIAL BANKS
RETURN ON EQUITY (ROE) (for the years ended December 31,):

BANCORP RI versus PEER COMMERCIAL BANKS
RETURN ON ASSETS (ROA) (for the years ended December 31,):

BANCORP RI versus PEER COMMERCIAL BANKS
EFFICIENCY RATIO (for the years ended December 31,):

BANCORP RI versus PEER COMMERCIAL BANKS
NET INTEREST MARGIN (NIM) (for the years ended December 31,):

(1) SNL Financial LC—Includes 149 publicly traded banks with total assets between $1.0 billion to $5.0 billion

Source: Bancorp RI filings with the Securities and Exchange Commission

BANCORP RI’S PROJECTIONS FOR 2008:

During the fourth quarter 2007 earnings conference call on January 24, 2008, Bancorp RI management projected 2008 EPS of $1.94 to $1.99. This is a 5-8% increase versus 2007. While we are pleased to see management projecting increased EPS in 2008, it must be kept in mind that the 2008 EPS guidance is basically comparable to the $1.92 earned six years ago in 2002, and below the $2.04 earned in both 2004 and 2005. Even if we assume that Bancorp RI can achieve the upper end of the projected range ($1.99), this would equate to only an approximately 8.0% ROE in 2008, effectively no improvement compared to the 2007 ROE of 7.9%, and a level well below the 10-12% ROEs earned by Bancorp RI in 2000 to 2005.

BANCORP RI’S INABILITY TO MATERIALLY REDUCE ITS EFFICIENCY RATIO

While Bancorp RI implemented expense reduction initiatives in 2006 and 2007, its 2006 and 2007 efficiency ratios of 73.9% and 73.4%, respectively, are still higher than the 69.5% efficiency ratio generated in 2005. Bancorp RI’s 2007 efficiency ratio of 73.4% is also significantly higher than its peer group’s average 2007 efficiency ratio of 61%.

In our opinion Bancorp RI still has to find a way to significantly lower this ratio just to reach its peer group’s average efficiency ratio of 61%, no less enjoy the efficiency ratio of high performing banks. In our view, Bancorp RI’s efficiency ratio needs to be reduced significantly, from the most recent level of 73.4% in 2007, to 55% to 60%. When we advised the President and Chief Executive Officer (CEO) of Bancorp RI, Merrill W. Sherman, in a July 2006 teleconference that it was our view that Bancorp RI needed to reduce its efficiency ratio to 55% to 60%, she said that it was unrealistic to reduce Bancorp Rhode Island’s efficiency ratio to that level.

One of the primary reasons we are seeking board seats (including the seat currently occupied by CEO Merrill Sherman) is that we disagree with CEO Sherman’s assessment that the efficiency ratio cannot be reduced below 60%. In our view, if the average peer bank CEOs can manage their banks to a lower efficiency ratio, then Bancorp RI should be able to as well. As an example, Washington Trust Bancorp (symbol: WASH), Bancorp RI’s direct competitor in Rhode Island, has enjoyed an efficiency ratio that has ranged from 59% to 63% over the past ten years.

A lower efficiency ratio would have a significant impact on earnings. For example, if Bancorp RI had generated a peer commercial bank average 61% efficiency ratio in 2007 instead of its actual efficiency ratio of 73%, it would have earned approximately $2.7~~6~~1, instead of $1.84, a significant increase.

As noted in the charts below, it is also notable that CEO Merrill Sherman’s total compensation continues to increase even as the efficiency ratio remains stuck above 70%. Please note that a lower efficiency ratio is better.

BANCORP RI CEO MERRILL SHERMAN’S TOTAL COMPENSATION and BANCORP RI’S EFFICIENCY RATIO
(for the years ended December 31,):

We caution shareholders that even if we are elected to the board, there is no guarantee that we will be able to persuade the full board to agree with our assessment that the efficiency ratio should be at or below 60%, or that management would be able to successfully implement a plan to reduce the efficiency ratio and increase earnings.

BANCORP RI COMPARED TO WASHINGTON TRUST BANCORP, A DIRECT COMPETITOR

As noted previously, Washington Trust Bancorp, a direct Rhode Island competitor of Bancorp RI, has generated a ~~better~~ lower (recall that lower is better) efficiency ratio as well as notably better overall results than Bancorp RI for years, as noted below for several key metrics:

BANCORP RI versus WASHINGTON TRUST RETURN ON EQUITY (ROE)
(for the years ended December 31,):

BANCORP RI versus WASHINGTON TRUST RETURN ON ASSETS (ROA)
(for the years ended December 31,):

BANCORP RI versus WASHINGTON TRUST
EFFICIENCY RATIO (for the years ended December 31,):

BANCORP RI versus WASHINGTON TRUST
NET INTEREST MARGIN (NIM) (for the years ended December 31,):

BANCORP RI versus WASHINGTON TRUST EARNINGS PER SHARE (EPS)
(for the years ended December 31,):

IF THE EXISTING MANAGEMENT TEAM CANNOT MATERIALLY INCREASE EARNINGS, ROE AND ROA BY GROWING THE BANK AND DECREASING THE EFFICIENCY RATIO, THE BOARD OF DIRECTORS SHOULD STRONGLY CONSIDER MAKING CHANGES IN SENIOR MANAGEMENT

Bancorp RI should be a high performing company because it has numerous factors in its favor. In our opinion:

•	the greater Providence banking market is attractive
•	the Company is large enough to be more efficient
•	previous investments in branches and infrastructure should be paying off by now
•	the Company’s commercial banking model is appropriate
•	the product mix appears to be sufficient
•	credit quality appears to be strong
•	several initiatives to cut costs and grow revenues have already been implemented
•	the Company bought back stock in 2007
•	equity capital is sufficient to support growth

Yet, despite these positive factors, the Company has fallen significantly short of its peers in the key metrics discussed earlier. Without being in the boardroom and having access to the information that only board members and management have access to, it is difficult for us to pinpoint the exact cause of the Company’s shortcomings in ROE, ROA and efficiency ratio. Perhaps it is simply a failure of management to foster a culture of accountability and a sense of urgency while also motivating managers and employees to provide superior customer service.

The one intangible factor that we would encourage the Board to actively examine is the culture and morale within the Company. If elected, we would strongly encourage the Board to authorize the Human Resources department to perform in depth confidential surveys of all employees’ views of the Company, their direct superiors, senior management, the board, morale and the work environment. Once that assessment is completed, the Board should evaluate whether CEO Merrill Sherman and the existing management team, at all levels, are the right team to take Bancorp RI to the next level of growth and profitability. The Board should also review whether a 15 member board of directors is efficient and cost effective for a Company of Bancorp RI’s size.

BANCORP RI SHOULD EXPLORE ALL POSSIBLE STRATEGIC ALTERNATIVES IF THE EXISTING MANAGEMENT TEAM CANNOT MATERIALLY INCREASE EARNINGS, ROE AND ROA

If the senior management cannot adequately address the challenges noted in this proxy, (the most notable is a 55% to 60% efficiency ratio and the resulting increase in earnings), and if the Board is unwilling to consider changes in senior management, then we believe Bancorp RI’s board should engage outside advisors with a mandate to pursue a strategic transaction that maximizes shareholder value. We believe that any review of strategic alternatives should compare the present value of (1) a sale or merger of Bancorp RI, versus (2) remaining independent.

We believe strategic alternatives should be explored because we believe Bancorp RI has significant unrealized franchise value. The Company operates in a unique banking market, characterized by significantly fewer competitors than other major metropolitan areas. Due to consolidation (namely, prior mergers), there are only 22 banks operating in Rhode Island. Three large banks (Citizens Bank, Bank of America and Sovereign) control 78% of the deposits in Rhode Island as of the most recent available data from the Federal Deposit Insurance Corporation (June 30, 2007). Bancorp RI has approximately a 5% deposit market share, and is the 5th largest bank in Rhode Island and the second largest bank headquartered in Rhode Island.

Simply put, we believe other banks, which desire to enter the Rhode Island market, or expand their existing Rhode Island franchise, might pay a premium price for Bancorp RI, and that price could exceed the value that Bancorp RI can produce by remaining independent.

If we are elected to the board, we are also willing to realistically examine management’s plans and projections, to evaluate whether remaining independent, or deferring a sale until a more opportune time may create more shareholder value.

We would also examine whether changes in the existing management team or business model would yield superior performance and shareholder value. In our view, the only way for us to have access to the information needed to make these judgments, is to be elected to the board of Bancorp RI.

EVEN IF BANCORP RI’S SHAREHOLDERS MAY BE BETTER OFF HAVING BANCORP RI REMAIN INDEPENDENT, HAVING OUR CANDIDATES ON THE BOARD WOULD BE A POSITIVE CATALYST FOR IMPROVED PERFORMANCE.

WALL STREET ANALYSTS WEIGH IN

Bancorp RI is followed by several Wall Street analysts. Excerpts of analyst’s reports and public comments:

Jared Shaw, Keefe, Bruyette & Woods, Inc. (January 25, 2008):
“In the past we derived our target as a blend of fundamental and strategic value, but given management’s desire for independence that fundamental value is most important. Therefore, we reiterate our target price of $37, which is 167% of TBV and 19.5x ‘08 estimates. However, we continue to feel shareholders would desire more value from a sale than from independent operations. In a deal we feel the shares could fetch around $44, which is 200% of TBV, 23.2x ‘08 EPS and more importantly, a deposit premium of 10%.”

Bret Ginesky, Stifel Nicol~~ua~~aus. (January 25, 2008):
“While linked quarter earnings were solid on the expense and credit fronts, Bancorp Rhode Island continues to appear to have hit a wall on balance sheet growth. While the bank has improved the composition of its balance sheet, this has not been reflected in NIM, which continues to hover around 3.00%. However, we continue to believe the company franchise remains highly attractive and could attract a hefty premium in a takeout.”

Laurie Hunsicker; Friedman, Billings, Ramsey & Co., Inc. (January 26, 2007):
“We continue to believe that BARI has an attractive franchise in a fairly consolidated state and could be worth $50-$55 per share in an acquisition, should the board decide to pursue a sale. Additionally, if the board elects to sell to a mutual that was simultaneously converting to stock form and take IPO shares as currency . . ., our $55 takeout target could, in fact be closer to $75-plus per share.”

Bret Ginesky, Ryan Beck & Co., Inc. (January 25, 2007):
“Moreover, we believe the influence of outside investors could manifest into a productive relationship and lead to performance enhancements at the bank.”

Speaking about Bancorp RI’s fourth quarter 2006 earnings, he said that “whilethe efficiency ratio improved to 75.8%, by our calculations, it still remains one of the highest of BARI’s peer group.”

~~Jared Shaw, Keefe, Bruyette & Woods, Inc. (from p. 4 of an American Banker article dated February 5, 2007):~~
~~“There is more value in a sale than the way that they’re running the bank right now, said Jared Shaw, an analyst at Keefe Bruyette. The stock, based solely on the company’s earnings, should be trading around $28 a share but could fetch $44 to $48 a share in a sale, Mr. Shaw said.”~~

~~Jared Shaw, Keefe, Bruyette & Woods, Inc. (June 23, 2006):~~
~~“Bancorp Rhode Island remains challenged by higher expenses. The bank’s efficiency ratio topped 80% this past quarter and has consistently been in the 70% area.”~~

~~“Scarcity value: Bancorp Rhode Island is one of two remaining independent banks headquartered in Rhode Island. Furthermore, by operating in a marketplace dominated by three large banks ([Bank America], [Sovereign], Citizens), Bancorp Rhode Island offers an acquirer immediate entrance into the market.”~~

USE OF PREVIOUSLY PUBLISHED MATERIAL

This proxy statement includes quotations from previously published material contained in ~~periodicals and~~analyst reports, the source of which, including the name of the author and publication and the date of publication, has been cited when used. We did not seek the consent of the author or publication to the use of any such material as proxy soliciting material, and such material should not be viewed as indicating the support of such third party for the views expressed in this proxy statement. We have not directly or indirectly paid or proposed to make any payments or give any other consideration in connection with the preparation, publication or republication of any such material.

THE ANNUAL MEETING AND PL CAPITAL GROUP NOMINEES

Bancorp RI’s board of directors currently consists of 15 members. At the Annual Meeting, the PL Capital Group will seek to elect Messrs. Mullane, Lashley and Palmer to fill three of the five open seats, in opposition to the Company’s nominees. The election of Messrs. Mullane, Lashley and Palmer requires the affirmative vote of a plurality of the votes cast. If elected, Messrs. Mullane, Lashley and Palmer would each be entitled to serve a three-year term.

Messrs. Lashley and Palmer are the principals of PL Capital Group and each of its affiliates. They have substantial experience and expertise in the banking industry, as well as knowledge of Bancorp RI. Mr. Mullane is the former Chairman, President and CEO of The Advest Group, Inc., a regional broker dealer based in Connecticut with operations throughout New England.

MR. DANIEL J. MULLANE

Mr. Mullane was formerly the Chairman, CEO and President of The Advest Group, Inc. (“Advest”) from 2004 to 2006. Advest was a NYSE member firm with regional brokerage and trust banking operations (Advest Bank & Trust Co.) throughout New England and other regions. Prior to becoming Chairman and CEO, he was the: (1) President (2003) of Advest, (2) President of the Advest Private Client Group (2001-2002), (3) Head of the Advest Private Client Group (1999-2001), (4) New England Division Manager and Head of Boston Office (1992-1999), and (5) Vice President Branch Development and Co-Head Retirement Plans (1991-1992). Prior to joining Advest in 1991, he was President of National Capital Investment Partners (1990-1991) and a Financial Consultant and Branch Manager at Shearson Lehman American Express (1984-1990). Since leaving Advest, Mr. Mullane has been involved in a number of civic and charitable organizations and various private investment opportunities, including serving on the Connecticut Business and Industry Association board of directors (2004 to the present), the Greater Hartford Area Economic Development Council board of directors (2002-Present), the Boy Scouts of America Connecticut Rivers (Council President), the Outward Bound Professional Program (instructor and advisor), Dana Farber Children’s Cancer Institute 406 Club (member). Mr. Mullane has a B.A. in Management from Lehigh University (credits completed at Charter Oak State College) and completed several graduate level programs and executive Master’s programs at Harvard University and MIT/Sloan School of Business, He is licensed in numerous capacities including NASD Series 7-Sales, Series 3-Futures and Commodities, Series 8-Sales Supervisory, Series 65-Investment Management, Series 63-Blue Sky state registrations and Series 24-General Securities Principal,

Mr. Mullane is 54 years old, is married, has ~~[o]~~ three children and resides in ~~Killingworth, Connecticut. He is currently building a residence in~~ Tiverton, Rhode Island. He is the beneficial owner of 1,000 shares.

MR. RICHARD J. LASHLEY

Mr. Lashley is the co-founder of PL Capital LLC, an investment firm specializing in the banking industry. PL Capital focuses on publicly traded banks and thrifts with market capitalizations ranging from $50 million to $5 billion. PL Capital has expertise in using shareholder activism to improve the performance or change the strategic direction of the banks or thrifts that it invests in.

Prior to co-founding PL Capital in 1996, Mr. Lashley worked at KPMG Peat Marwick from 1984 to 1996. While at KPMG, Mr. Lashley specialized in providing professional accounting and consulting services to numerous thrifts, banks and mortgage companies nationwide. In 1991, he was selected as the Assistant to the National Industry Director of KPMG’s National Banking and Finance practice. In 1993, Mr. Lashley was promoted to the position of Director, KPMG Financial Services — Capital Strategies Group, a national practice providing merger and acquisition advisory services to thrifts, banks, mortgage companies and other financial services companies. In this capacity, Mr. Lashley developed expertise in financial industry mergers and acquisitions, thrift mutual to stock conversions, valuation, capital restructurings, strategic planning and asset purchases and divestitures. From 1992 to 1998, Mr. Lashley served as a financial advisor in numerous bank mergers, aggregating over $1.0 billion in transaction value.

Mr. Lashley has previously served as the Assistant to the Chairman of the American Institute of Certified Public Accountants (AICPA) Savings Institutions Committee in Washington, D.C. and as a member of the AICPA Ad Hoc Committee on the Federal Deposit Insurance Corporation Improvement Act. He has extensive experience working with the Office of Thrift Supervision, Federal Deposit Insurance Corporation, Securities and Exchange Commission and other regulatory agencies on a national and regional level. Mr. Lashley has spoken at numerous national and regional banking industry conferences and seminars sponsored by groups such as the Financial Managers Society, AICPA, Savings and Community Bankers Association, Bank Administration Institute, Bank Director Magazine and other banking industry groups.

Mr. Lashley was formerly a member of the Board of Directors of Haven Bancorp, Inc., a publicly-traded $3.0 billion in assets thrift located in New York and the Advisory Board of New York Community Bancorp, the acquirer of Haven Bancorp. He has also formerly served as a director of: (1) Security Financial Bancorp, Inc., a publicly-traded $200 million in assets thrift located in St. John, Indiana that was sold in 2003, (2) Franklin Bancorp and its wholly owned subsidiary Franklin Bank, NA, a $700 million in assets commercial bank located in Detroit, Michigan that was sold in 2004, (3) Central Bancorp, Inc., a $500 million in assets thrift holding company in Somerville, Massachusetts, and its wholly owned bank subsidiary, Central Co-Operative Bank and (4) an Advisory Member of the Board of Directors of Clever Ideas, Inc., a privately-held specialty finance company located in Chicago, Illinois. Mr. Lashley believes he qualifies as an Audit Committee “financial expert” under the rules promulgated pursuant to the Securities Exchange Act of 1934.

Mr. Lashley received a Bachelor of Science Degree in Business Administration from Oswego State University in 1980 and an MBA degree from Rutgers University in 1984. Mr. Lashley graduated with honors at both Oswego State and Rutgers.

Mr. Lashley is a Certified Public Accountant in New Jersey (license status inactive). He is the former Chairman of the Oswego State University School of Business Capital Campaign and a current member of the Rutgers University Graduate School of Business Finance Advisory Board. Mr. Lashley, age 49, is married, has two children and resides in Warren New Jersey.

He is the beneficial owner of 385,920 shares.

MR. JOHN W. PALMER

Mr. Palmer is the co-founder of PL Capital LLC, an investment firm specializing in the banking industry. PL Capital focuses on publicly traded banks and thrifts with market capitalizations ranging from $50 million to $5 billion. PL Capital has expertise in using shareholder activism to improve the performance or change the strategic direction of the banks or thrifts that it invests in.

Prior to co-founding PL Capital in 1996, Mr. Palmer was employed by KPMG from 1983 to 1996. While at KPMG, Mr. Palmer specialized in commercial banking, consumer finance, thrifts, mortgage banking and discount brokerage, serving public and privately held clients ranging in size from $40 million to $25 billion. He has extensive involvement with merger and acquisition transactions, public and private initial offerings, and numerous filings with the SEC and regulatory authorities including offerings to convert mutual thrift organizations to stock form companies. He has advised organizations in strategic decisions regarding acquisition alternatives, mergers of equals and opportunities to enhance or expand existing lines of business. In 1994, Mr. Palmer was promoted to the position of Director, KPMG Financial Services — Capital Strategies Group, a national practice providing merger and acquisition advisory services to thrifts, banks, mortgage companies and other financial services companies. In this capacity, Mr. Palmer developed expertise in financial industry mergers and acquisitions, thrift mutual to stock conversions, valuation, capital restructurings, strategic planning and asset purchases and divestitures. He has been involved in numerous mergers and acquisitions with transaction values of up to $600 million.

Mr. Palmer also instructed financial institution classes for KPMG and spoke at numerous national and regional banking industry conferences.

Mr. Palmer is the former Chairman of the Board of Directors of Security Financial Bancorp, Inc., a publicly-traded $200 million in assets thrift located in St. John, Indiana that was sold in 2003. Mr. Palmer also previously served as a director of Franklin Bancorp and its wholly owned subsidiary Franklin Bank, NA, a $700 million in assets commercial bank located in Detroit, Michigan where he also served on the audit, compensation, and loan committees of the board. Mr. Palmer also served as Chairman of the strategic planning committee of Franklin Bancorp. He formerly served on the Board of Directors of Clever Ideas, Inc., a privately-held specialty finance company located in Chicago, Illinois from 1998 to 2006.

Mr. Palmer is a member of the Board of Directors for the Victory Gardens Theater in Chicago where he has served as President of the Board for the past three and one-half years. In his capacity as President, Mr. Palmer oversaw the purchase of the Biograph Theater and its re-development into a state of the art live performance theater. Mr. Palmer also oversaw the Capital Campaign for the renovation of the theater which raised $11 million.

Additionally, he has served as treasurer for the River Run Club, a community swim and tennis club. He previously served as a member of the Founders Society of the Detroit Institute of Arts and as Chairman of the Professional Outreach Program at the art institute and is a past member of the Membership Committee of the Board of Trustees. He is the past secretary and treasurer of the Intermediate’s Council for the Detroit Athletic Club. Additionally, he has served as Chairman of the Walsh College Fundraising Drive. Mr. Palmer believes he qualifies as an Audit Committee “financial expert” under the rules promulgated pursuant to the Securities Exchange Act of 1934.

Mr. Palmer obtained his Bachelor of Accounting Degree from Walsh College in 1983. He is a licensed (status inactive) Certified Public Accountant in Michigan and Illinois and is a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. Mr. Palmer, age 47, is married, has three children, and resides in Naperville, Illinois.

He is the beneficial owner of 386,420 shares.

****************************

Each ~~nominee~~ of PL Capital Group's nominees has consented to being named in this proxy and to serve, if elected. However, if either Mr. Mullane, Mr. Lashley or Mr. Palmer is unable to serve as a director, the persons named as proxy on the attached GREEN card will vote for the election of another nominee as may be proposed by the PL Capital Group.

We note that there can be no assurances given that the PL Capital Group’s nominees, if elected, will be successful in persuading other members of the Board to adopt any of the PL Capital Group’s suggestions, since the PL Capital Group’s candidates would only constitute 3 members (out of 15), a minority position.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is March ~~[•]~~28, 2008 (the “Record Date”). Shareholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of common stock of the Company, $.01 par value per share (the “Common Stock”), held on the Record Date. It is anticipated that the proxy statement that will be filed by the Company will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect the PL Capital Group’s nominees to the Board, promptly complete, sign, date and mail the enclosed GREEN proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed GREEN proxy card. Please contact our proxy solicitor D.F. King & Co., Inc. at (800) 488-8035 if you require assistance in voting your shares.

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the GREEN proxy card but do not make any specific choices, your proxy will vote your shares as follows:

•	“FOR” the election of our three nominees to the Board of Directors, Mr. Daniel J. Mullane, Mr. Richard Lashley and Mr. John Palmer and for the persons who have been nominated by the Company to serve as Director, other than the Company nominees noted below.

•	“FOR” the ratification of the appointment of KPMG LLP as the independent auditors of the Company for the fiscal year ending December 31, 2008.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Mr. ~~[•]~~Edward Mack II, Ms. Merrill Sherman and Mr. ~~[•]~~Anthony Andrade, three of the Company’s five nominees. There is no assurance that the Company’s nominees, including its other nominees, Mr. ~~[•]~~ Malcolm Chace and Mr. ~~[•]~~Ernest Chornyei, will serve if elected with ~~the~~ any of PL Capital Group’s nominees.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended, governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without any discussion of the matter in this proxy statement. If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the GREEN proxy card on your behalf. You should also sign, date and mail the voting instruction from your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone or via the Internet. If a shareholder’s bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide the shareholder with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through a shareholder’s bank or brokerage firm, are designed to authenticate shareholders’ identities to allow shareholders to give their voting instructions and to confirm that their instructions have been properly recorded. Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If a shareholder’s bank or brokerage firm does not provide the shareholder with a voting form, but the shareholder instead receives our GREEN proxy card, then such shareholder should mark our proxy card, date it and sign it, and return it in the enclosed envelope.

VOTING AND PROXY PROCEDURES

The Board of Directors of Bancorp RI is divided into three classes of directors having staggered terms of three years. If elected, Messrs. Mullane, Lashley and Palmer would each serve for a three-year term expiring in 2011. Shareholders of Bancorp RI are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum. Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”). Accordingly, broker non-votes will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

At this meeting, proxies relating to “street name” shares will not be voted for the election of directors unless the shareholder gives instructions on how to vote the shareholder’s shares.

Since the PL Capital Group is only proposing three nominees for the Board of Directors, if the three PL Capital Group nominees are elected, two of the Company’s nominees with the highest number of shares voted in their favor will also be elected. If Messrs. Mullane, Lashley and Palmer are elected, the PL Capital Group would obtain minority representation on the Company’s Board of Directors (namely, three of 15 seats).

The election of Messrs. Mullane, Lashley and Palmer requires the affirmative vote of a plurality of the votes present in person or represented by proxy at the Annual Meeting. Assuming the presence of a quorum at the Annual Meeting, all other proposals to be voted on at the Annual Meeting will require the affirmative vote of a majority of the Common Stock present in person or represented by proxy at the Annual Meeting.

THE PL CAPITAL GROUP URGES YOU TO VOTE FOR THE ELECTION OF MESSRS. MULLANE, LASHLEY AND PALMER AS DIRECTORS OF BANCORP RI BY SIGNING, DATING, AND MAILING THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE. PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

Any proxy may be revoked by you at any time prior to the time a vote is taken by delivering to the Secretary of Bancorp RI a notice of revocation bearing a later date, by delivering a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person (but attendance at the Annual Meeting will not by itself constitute revocation of a prior-delivered proxy).

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

If you own shares of Common Stock which are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return on your behalf the GREEN proxy card. You should also sign, date and mail the proxy form your broker or bank sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

If you wish to support Messrs. Mullane, Lashley and Palmer, please sign, date and return only the GREEN proxy card. If you later vote on management’s proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Messrs. Mullane, Lashley and Palmer.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the GREEN proxy card or by voting in person at the Annual Meeting.

IF YOU SIGN THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE BANCORP RI COMMON STOCK REPRESENTED BY THE GREEN PROXY CARD FOR THE ELECTION OF MESSRS. MULLANE, LASHLEY AND PALMER AND FOR THE RATIFICATION OF KPMG LLP AS THE COMPANY’S INDEPENDENT AUDITORS.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by the PL Capital Group. In addition to the use of the mails, proxies may be solicited by the PL Capital Group, other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and PL Capital Group will reimburse such institutions for their reasonable out-of-pocket expenses.

The PL Capital Group has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $75,000, plus reimbursement of reasonable out-of-pocket expenses. Approximately ten persons will be utilized by that firm in its solicitation efforts.

The PL Capital Group estimates that its total expenditures relating to the solicitation of proxies will be approximately $150,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to date relating to this solicitation have been approximately $5,000.

The PL Capital Group intends to seek reimbursement from the Company for its actual expenses in connection with this solicitation. If elected, the PL Capital Group and its nominees will submit the matter to a vote of the Company’s Board of Directors. The Company’s Board of Directors may vote to submit the matter to a vote of the Company’s shareholders. If elected to the Company’s Board of Directors, Messrs. Mullane, Lashley and Palmer intend to vote in favor of reimbursing the PL Capital Group and submitting the matter to a vote of the Company’s shareholders. If the matter is submitted to a vote of the Company’s shareholders, the PL Capital Group will vote its shares in favor of such reimbursement and will accept the results of such shareholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The PL Capital Group consists of PL Capital, LLC (“PL Capital”), Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), Financial Edge Fund, L.P. (“Financial Edge Fund”), Financial Edge-Strategic Fund, L.P. (“Financial Edge Strategic”), PL Capital/Focused Fund, L.P. (“Focused Fund”), Goodbody/PL Capital, L.P. (“Goodbody/PL LP”), PL Capital Advisors, LLC (“PL Capital Advisors”), Richard Lashley, John Palmer and Daniel J. Mullane.

PL Capital is a Delaware limited liability company. Messrs. Lashley and Palmer are the managing members and owners of PL Capital. The principal business of PL Capital is serving as general partner of (1) Financial Edge Fund, a Delaware limited partnership (2) Financial Edge Strategic, a Delaware limited partnership, and (3) Focused Fund, a Delaware limited partnership.

PL Capital Advisors is a Delaware limited liability company. Messrs. Palmer and Lashley are the managing members and owners of PL Capital Advisors. PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.

Goodbody/PL LLC is a Delaware limited liability company. Messrs. Lashley and Palmer are the managing members and owners of Goodbody/PL LLC. The principal business of Goodbody/PL LLC is serving as general partner of Goodbody/PL LP.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Mr. Mullane, Mr. Palmer and Mr. Lashley is: c/o PL Capital LLC, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.

Each of the limited partnerships and companies managed by PL Capital, PL Capital Advisors and Goodbody/PL LLC invest primarily in equity and debt securities issued by publicly traded banks and thrifts. The principal employment of Messrs. Palmer and Lashley is investment management through PL Capital, PL Capital Advisors and Goodbody/PL LLC. Mr. Lashley resides at 2 Trinity Place, Warren, NJ 07059. Mr. Palmer resides at 4216 Richwood Court, Naperville, IL 60540.

The principal employment of Mr. Mullane is management of his personal investments and involvement in various non-profit and for-profit organizations. Mr. Mullane resides at 180 Green Hill Road, Killingworth, CT 06419. He is currently building a residence in Tiverton, Rhode Island.

Each of the members of the PL Capital Group may be deemed to be a participant in the solicitation conducted with this Proxy Statement. Each of them is referred to in this Proxy Statement as a “Participant” and collectively they are the “Participants.”

Appendix A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the past two years. The PL Capital Group beneficially owns 387,920 shares of Common Stock, or approximately 8.5% of the outstanding shares of Bancorp RI’s Common Stock. The PL Capital Group may, however, change or alter its investment strategy at any time to increase or decrease its holdings in Bancorp RI.

No Participant has during the last ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as set forth herein or in Appendix A, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies). With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any. With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.

Except as described herein or in Appendix A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

The PL Capital Group has not paid any compensation to Messrs. Mullane, Lashley or Palmer solely as a result of their becoming nominees of the PL Capital Group at the Annual Meeting. The partnerships managed by PL Capital will generally reimburse, or indemnify Messrs. Lashley and Palmer for any expenses, and/or liabilities, they may incur in connection with the Annual Meeting. There are no other arrangements or understandings with Messrs. Lashley or Palmer other than as set forth herein.

OTHER MATTERS

The PL Capital Group anticipates that the Company’s proxy statement will contain information regarding (1) the security ownership of management and beneficial owners of more than 5% of the Common Stock; (2) the committees of the Company’s Board of Directors, including the nominating, compensation and audit committees (and information about audit committee financial experts); (3) the meetings of the Company’s Board of Directors and all committees thereof; (4) the background of the nominees of the Company’s Board of Directors; (5) the compensation and remuneration paid and payable to the Company’s directors and management; (6) the attendance of members of the Company’s Board of Directors at the annual meeting; (7) the Company’s policies and procedures for the review, approval or ratification of transactions with related persons; (8) the Company’s director nomination process; (9) the independence of the Company’s directors; (10) shareholder communication with the Company’s Board of Directors; and (11) the submission of shareholder proposals at the Company’s 2008 annual meeting of shareholders. The PL Capital Group has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE VOTE FOR MESSRS. MULLANE, LASHLEY AND PALMER BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED GREEN PROXY CARD AS SOON AS POSSIBLE. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY SIGNING, DATING, AND MAILING THE ENCLOSED GREEN PROXY CARD OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

PLEASE CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact D.F. King & Co., Inc., proxy solicitors for the PL Capital Group, at the following address and telephone number:

D.F. KING & CO., INC. 48 Wall Street New York, NY 10005 Toll Free: 1-800-488-8035

Please feel free to call or email the PL Capital Group at the following:

Mr. Richard J. Lashley, Principal	Mr. John W. Palmer, Principal
PL Capital, LLC	PL Capital, LLC
466 Southern Blvd.	20 East Jefferson Avenue
Chatham, NJ 07928	Suite 22
(973) 360-1666	Naperville, IL 60540
(973) 360-1720 (fax)	(630) 848-1340
bankfund@aol.com	(630) 848-1342 (fax)
palmersail@aol.com

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR GREEN PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

Sincerely,

/s/_________________________	/s/_________________________
Richard J. Lashley	John W. Palmer
The PL Capital Group	The PL Capital Group

~~March 26,~~ April [•], 2008

Appendix A

Additional Information Regarding Members of the PL Capital Group

The following table sets forth information regarding holdings of Common Stock by members of the PL Capital Group (who together constitute a “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934):

Participant & Address	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
Richard Lashley	385,920(1)	8.5%	0
2 Trinity Place
Warren, NJ 07059

John W. Palmer	386,420(2)	8.5%	0
4216 Richwood Court
Naperville, IL 60540

PL Capital, LLC	316,744	7.0%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital Advisors, LLC	385,420	8.5%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Financial Edge Fund, LP	135,652	3.0%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Financial Edge-Strategic Fund, LP	64,092	1.4%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital/Focused Fund, LP	117,000	2.6%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Goodbody/PL Capital, LLC	68,676	1.5%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Goodbody/PL Capital, LP	68,676	1.5%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Daniel J. Mullane	1,000	<1.0%	0
180 Green Hill Road
Killingworth, CT 06419

(1)	Includes 500 shares held of record by Mr. Lashley.
(2)	Includes 1,000 shares held in street name by Mr. Palmer.

Except as disclosed herein, no member of the PL Capital Group owns any shares of the Common Stock of record but not beneficially.

Transactions In Stock of the Company

The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Lashley, Mr. Palmer, members of the PL Capital Group and Mr. Mullane.

Transactions by Mr. Lashley:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2006-05-05	500

Transactions by Mr. Palmer:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2006-05-19	1,000

Transactions by Mr. Mullane:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2007-01-16	1,000

Transactions by Financial Edge Strategic Fund, LP:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2006-05-02	800

2006-05-05	21,000

2006-05-17	6,000

2006-05-19	9,000

2006-05-24	3,150

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	142

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by PL Capital Focused Fund, LP:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2006-05-05	40,000

2006-05-17	6,000

2006-05-19	12,000

2006-05-22	5,500

2006-05-25	40,000

2006-05-31	10,500

2006-07-27	5,000

2006-08-02	(2,000)

Transactions by Goodbody/PL Capital, LP:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2006-05-05	21,000

2006-05-08	176

2006-05-17	6,000

2006-05-19	9,500

2006-05-24	3,000

2006-05-25	15,000

2006-05-31	6,000

2006-07-27	5,000

2006-08-02	(2,000)

2007-03-27	5,000

Transactions by Financial Edge Fund, LP:

Date (year/mm/dd)	Number of Shares Purchased (Sold)
2006-05-05	40,000

2006-05-05	2,738

2006-05-17	6,000

2006-05-17	743

2006-05-19	18,000

2006-05-19	1,871

2006-05-19	1,000

2006-05-22	5,300

2006-05-25	30,000

2006-05-30	11,300

2006-05-31	6,000

2006-07-27	10,000

2006-08-02	(4,000)

2007-03-27	5,200

2007-06-29	1,500

In aggregate, the PL Capital Group owns 387,920 shares of Common Stock of the Company acquired at an aggregate cost of $14,000,039.

The amount of funds expended by each entity or person is as follows:

Entity:	Shares held:	Total cost($):
Financial Edge Fund	135,652	$4,919,528

Financial Edge Strategic	64,092	2,301,078

Goodbody/PL LP	68,676	2,501,207

Focused Fund	117,000	4,192,004

Richard Lashley	500	17,634

John Palmer	1,000	35,408

Daniel Mullane	1,000	33,180

TOTAL	382,220	$14,000,039

The funds used by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund came from those entity’s available capital and from time to time by margin provided by Bear Stearns Securities Corp. and Banc of America Securities on such firms’ usual terms and conditions. The amount of funds expended by Mr. Palmer to acquire the shares held in his name came from his available personal capital. The amount of funds expended by Mr. Lashley to acquire the shares held in his name came from his available personal capital. The amount of funds expended by Mr. Mullane to acquire the shares held in his name came from his available personal capital.

All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock except Financial Edge Strategic and Goodbody/PL LP, which effected margin transactions on Banc of America Securities LLC’s usual terms and conditions.

No Participant is required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

PRELIMINARY COPY SUBJECT TO CHANGE
DATED MARCH ~~14,~~ 26, 2008

PROXY

THIS PROXY IS SOLICITED BY THE PL CAPITAL GROUP IN OPPOSITION TO THE BOARD OF DIRECTORS OF BANCORP RHODE ISLAND, INC.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Mr. Richard J. Lashley and Mr. John W. Palmer, with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.01 per share, of Bancorp Rhode Island, Inc. (the “Company”), which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at The Hotel Providence, 311 Westminster Street, Providence, Rhode Island 02903, on Wednesday, May 21, 2008 at 10:00 a.m., or any adjournments thereof (the “Annual Meeting”), as ~~follows~~provided below~~:~~.

The PL Capital Group recommends a vote "FOR" the election of the PL Capital Group's nominees and the Company nominees identified in the proxy statement and "FOR" the ratification of the appointment of KPMG LLP as the Company's independent auditor.

1.	ELECTION OF DIRECTORS- To elect Mr. Daniel J. Mullan~~c~~e, Mr. Richard J. Lashley and Mr. John W. Palmer

FOR	AGAINST
[ ]	[ ]

Instruction: To withhold authority to vote for the election of any nominee(s), write the name(s) of such nominee(s) in the following space (You can withhold authority for Mr. Mullane, Mr. Lashley and Mr. Palmer, jointly or individually by writing one, two or all three names in the following space below or withholding authority for all three by checking the WITHHOLD box above):

The PL Capital Group intends to use this proxy to vote for persons who have been nominated by the Company to serve as Director, other than the Company Nominees noted below. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s Nominees. The PL Capital Group is NOT seeking authority to vote for and will NOT exercise any authority for Ms. Merrill Sherman, Mr. ~~[•]~~ Edward Mack II and Mr. ~~[•]~~Anthony Andrade, three of the Company’s Nominees. You may withhold authority to vote for an additional Company Nominee, by writing the name of the Company Nominee in the following space below:

2.	RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2008:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed , will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted “FOR” the election of the PL Capital Group’s Nominees as Directors and the Company Nominees identified in the proxy statement and “FOR” the ratification of the appointment of KPMG LLP as the Company’s independent auditor. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:______________________________________________________

Signature:___________________________________________________

Signature (if held jointly):_______________________________________

Title:________________________________________________________

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY